

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
10628 Science Center Drive, Suite 225
San Diego, CA 92121

      Re: Regulus Therapeutics Inc.
            Registration Statement on Form S-3
            Filed March 10, 2021
            File No. 333-254063

Dear Mr. Hagan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Thomas A. Coll, Esq.